UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2003

SOFTCARE EC INC.

(Name of Registrant)

889 Harbourside Drive, #210, North Vancouver, British Columbia  V7P 3S1

Executive Offices

1.  Form 51 Quarterly Report, Parts A/B/C,

     for the Six Months Ended November 30, 2002,

     dated January 29, 2003

99.1.  CEO Evaluation and Sarbanes Certification

99.2.  CFO Evaluation and Sarbanes Certification

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx

Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___

No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SoftCare EC Inc. -- SEC File No. 0-30610

(Registrant)

Date: January 29, 2003     By

/s/ John Versfelt_________

John Versfelt, Chief Financial Officer

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

    X     Schedule A

           Schedule B & C

( place X in appropriate category )

ISSUER DETAILS

NAME OF ISSUER	SOFTCARE EC. INC.
ISSUER'S ADDRESS:	210 - 889 HARBOURSIDE DRIVE
NORTH VANCOUVER, B.C., V7P 3S1
ISSUER FAX NUMBER	604-983-8056
ISSUERS TELEPHONE NUMBER	604-983-5083
CONTACT PERSON	JOHN VERSFELT
CONTACT'S POSITION	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER	604-983-8083
CONTACT EMAIL ADDRESS:	N/A
WEB SITE ADDRESS:	www.softcare.com
FOR QUARTER ENDED:	November 30, 2002
DATE OF REPORT"	January 29, 2003

CERTIFIED

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“ MARTYN ARMSTRONG “

January 29, 2003

Director

Date Signed

“ JOHN VERSFELT “

January 29, 2003

Chief Financial Officer

Date Signed

Interim Consolidated Financial Statements

Softcare EC Inc.

(formerly Softcare EC.com Inc.)

(Expressed in Canadian Dollars)

November 30, 2002 and 2001

Softcare EC Inc.

(formerly Softcare EC.com Inc.)

Incorporated under the laws of British Columbia

INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	November 30 2002 $	November 30 2001 $	May 31, 2002 $

ASSETS
Current
Cash and cash equivalents	47,481	636,470	14,663
Accounts receivable, less allowance
for doubtful accounts of $72,328 [note 4]	148,795	178,136	167,162
Short-term investments [note 5]	-	1,175,272	535,075
Prepaid expenses and other [ note 6 ]	94,179	34,600	79,857
Total current assets	290,455	2,024,478	796,757

Capital assets [note 7]	156,657	266,512	172,255
Total assets	447,112	2,290,990	969,012

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness [note 8]	-	-	250,000
Accounts payable and
accrued liabilities [notes 9 and 17]	235,673	277,677	246,847
Notes payable [ note 10 ]	50,000	-	-
Current portion of
obligations under capital leases [note 11]	27,397	67,500	48,212
Current portion of subsidiary redeemable
Class A preference shares [note 12]	27,500	30,000	30,000
Deferred revenue	117,749	87,283	114,494

Total current liabilities	458,319	462,460	689,553

Obligations under capital leases [note 11]	2,835	35,900	14,472
Subsidiary redeemable Class A
preference shares [note 12]	-	27,500	12,500

Total liabilities	461,154	525,860	716,525

Commitments and contingencies [note15]

Shareholders' equity
Common stock [note 14]	16,565,438	15,810,538	16,240,438
Shares to be issued	14,500	-	13,500
Special Warrants [note 13]	-	120,000	-
Additional paid-in capital	621,255	581,555	621,255
Deferred stock compensation	-	(19,250)	-
Bonus Plan [note 14]	(990,957)	(990,957)	(990,957)
Deficit	(16,224,278)	(13,736,756)	(15,631,749)

Total shareholders' equity	(14,042)	1,765,130	252,487

Total liabilities and shareholders' equity	447,112	2,290,990	969,012

See accompanying notes

On behalf of the Board:

“ Martyn Armstrong “

  “ John Versfelt”

Martyn Armstrong, Director

John Versfelt, Chief Financial Officer

Softcare EC Inc.

(formerly Softcare EC.com Inc.)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

Revenue	Three Months Ended November 30 2002 $	Three Months Ended November 30 2001 $	Six Months Ended November 30 2002 $	Six Months Ended November 30 2001 $
Software sales	59,951	163,059	120,378	175,533
Consulting services	25,562	54,537	38,149	91,392
Training services	-	10,000	-	10,000
Maintenance fees	50,742	59,900	93,879	105,199
Total revenues	136,255	287,496	252,406	382,124
Expenses
Salaries and wages	166,261	441,085	402,416	887,974
Stock based compensation [notes 14]	-	12,250	-	12,250
Selling expenses	6,675	23,465	8,497	39,767
General and administrative expenses [notes 15 and 17]	130,914	482,534	415,341	808,365
Depreciation and amortization	11,905	27,958	23,636	55,470
Total expenses	315,755	987,292	849,890	1,803,826
Operating (loss) for the period	(179,500)	(699,796)	(597,484)	(1,421,702)
Other income (expense)
Interest income	1,421	19,050	4,954	43,218
Total other income (expense)	1,421	19,050	4,954	43,218
Loss for the period	(178,079)	(680,746)	(592,530)	(1,378,484)
Basic and diluted (loss) per share [note 3]	(0.01)	(0.04)	(0.03)	(0.09)

See accompanying notes

Softcare EC Inc.

(formerly Softcare EC.com Inc.)

INTERIM CONSOLIDATED STATEMENTS OF

SHAREHOLDERS' EQUITY (DEFICIT)

(Expressed in Canadian Dollars)

Three Months Ended November 30, 2002

	Common stock		Special warrants		Shares to be issued		Additional paid-in	Deferred stock	Unearned employee stock		Total shareholders' equity
	Shares #	Amount $	Shares #	Amount $	Shares #	Amount $	capital $	compensation $	bonus plan $	Deficit $	(deficit) $
Balance, May 31, 2001	16,989,728	15,710,538	138,889	100,000			550,055	-	(990,957)	(12,358,272)	3,011,364
Share Issued on exercise of special Warrants[note 13]	138,889	100,000	(138,889)	(100,000)
Special Warrants issued in private placement net of costs[note 13]			1,000,000	120,000							120,000
Stock based compensation [note 14]							71,200	-			71,200
Shares issued on exercise of Special Warrants	1,000,000	120,000	(1,000,000)	(120,000)
Units issued in private placement	650,000	175,500									175,500
Shares issued on exercise of Share Purchase Warrants	15,000	2,400									2,400
Shares to be issued for employees terminated					90,000	13,500					13,500
Units issued in private placement [note 13]	1,200,000	132,000									132,000
Loss for the year										(3,273,477)	(3,273,477)
Balance, May 31, 2002	19,993,617	16,240,438	-	-	90,000	13,500	621,255	-	(990,957)	(15,631,749)	252,487
Units issued in private placement	3,250,000	325,000	-	-	-	-	-	-	-	-	325,000
Loss for the three months ended August 31, 2002	-	-	-	-	-	-	-	-	(990,957)	(414,450)	(414,450)
Balance, August 31, 2002	23,243,617	16,565,438	-	-	90,000	13,500	621,255	-	-	(16,046,199)	163,037
Shares to be issued [Note 14(d)]	-	-	-	-	10,000	1,000	-	-	-	(178,079)	1,000
Loss for the three months ended, November 30, 2002	-	-	-	-	-	-	-	-	-	(178,079)	(178,079)
Balance, November 30, 2002	23,243,617	16,565,438	-	-	100,000	14,500	621,255	-	(990,957)	(16,224,278)	(14,042)

See accompanying notes

Softcare EC Inc.

(formerly Softcare EC.com Inc.)

INTERIM CONSOLIDATED STATEMENTS OF

CASH FLOWS

(Expressed in Canadian Dollars)

	Three Months Ended November 30 2002 $	Three Months Ended November 30 2001 $	Six Months Ended November 30 2002 $	Six Months Ended November 30 2001 $
OPERATING ACTIVITIES Loss for the period	(178,079)	(680,746)	(592,530)	(1,378,484)
Items not affecting cash: Depreciation and amortization	11,905	27,958	23,636	55,470
Stock based compensation	-	12,250	-	12,250
Changes in non-cash working capital: Accounts receivable	(12,528)	(43,380)	18,367	(56,542)
Prepaid expenses and other	(23,200)	7,745	(14,322)	54,069
Accounts payable and accrued liabilities	110,906	55,680	38,823	2,582
Deferred revenue	5,255	(8,805)	3,255	(24,781)
Cash (used in) operating activities	(85,741)	(629,298)	(522,771)	(1,335,436)
INVESTING ACTIVITIES Purchase of capital assets	279	(7,358)	(8,034)	(10,659)
Sale (purchase) of short-term investments	-	1,100,983	535,075	(1,175,272)
Cash provided by (used in) investing activities	279	1,093,625	527,041	(1,185,931)
Redemption of sub redeemable Class A preference shares	(7,500)	(7,500)	(15,000)	(15,000)
Increase (decrease) in bank indebtedness	(250,000)	-	(250,000)	-
Increase in (repayment of) obligations under capital leases	(12,950)	(23,533)	(32,452)	(46,963)
Common stock issued on exercise of Agents Warrants	(61,000)	120,000	-	120,000
Proceeds from units issued in private placement	-	-	325,000	-
Cash provided by (used in) financing activities	(331,450)	88,967	27,548	58,037
Decrease in cash and cash equivalents	(416,912)	553,294	31,818	(2,463,330)
Cash and cash equivalents, beginning of period	463,393	83,176	14,663	3,099,800
Cash and cash equivalents, end of period	46,481	636,470	46,481	636,470
Supplemental disclosure Interest paid	4,503	5,708	14,376	9,921

See accompanying notes

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Softcare EC Inc. formerly Softcare EC.Com, Inc., (the" Company") was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981.  On November 8, 2001 the Company changed its name from Softcare EC.Com, Inc. to Softcare EC Inc.

The Company and its subsidiary companies develop and market Electronic Data Interchange ("EDI") software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada and the United States.  The Company and its subsidiary companies also develop and market e-commerce software, providing software through internet portals and by  licenses, as well as providing consulting and support services to both domestic and international markets.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the Company will be able to realise its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of  $(178,079) for the three months ended November 30, 2002 [ 2001  - $(680,746)], and has a deficit of $(16,224,278)as at November 30, 2002  [2001 - $(13,736,756)], which has been funded primarily by the issuance of equity.

The Company's continuation as a going concern is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or  new equity.

The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution and sale of its software products, the progress of its research and development program and its ability to protect its proprietary rights over product names and trademarks. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

 2.  BUSINESS COMBINATION

Effective April 10, 2000, the Company acquired a 100% interest in the issued and outstanding common shares of Financial Management Group LLC ("FMG"), for net cash consideration of $13,528 net of cash acquired. Under the original terms of the agreement, the Company was to issue 100,000 common shares as additional consideration for the acquisition of FMG. The Company was also required to issue 200,000 common shares upon achieving certain milestones, as described in the agreement. The Company also entered into Business Protection Agreements and two-year employment agreements with the two principals of FMG. The Company, upon acquisition of FMG commenced work on a credit counselling Internet portal, designed to supersede FMG's software product, which the Company intended to market to FMG's customers and to others in the credit counselling industry. The Company controlled the strategic operating, financing and investing activities of FMG since its acquisition.

The Company accounted for the acquisition of FMG on April 10, 2000 using the purchase method of accounting. The cash consideration of $20,383, net of cash on hand in FMG of $6,855, amounting to $13,528 was paid to the sellers of FMG on April 10, 2000.

The fair values of the identifiable assets and liabilities acquired on April 10, 2000 are as follows:

$
Cash and cash equivalents	6,855
Accounts receivable	23,491
Prepaid expenses and other	3,292
Capital assets	56,017
Bank indebtedness	(14,073)
Accounts payable and accrued liabilities	(98,269)
Net (liabilities) acquired	(22,687)
Goodwill	43,070
Total acquisition cost	20,383

The results of operations of FMG are included in the consolidated financial statements from the date of acquisition on April 10, 2000 to September 22, 2000, as the Company effectively controlled the strategic, operating, financing and investing activities of FMG during this period.

In July 2000, the Company discovered material inconsistencies and omissions in claims and disclosures made by the sellers of FMG and the two principals of FMG. The inconsistencies and omissions relate to claims and legal actions pending by and against FMG and certain other matters relating to the ownership of the software purportedly owned by FMG.

Customary closing procedures including regulatory approval of this transaction was required and was never obtained due to the discovery of the material inconsistencies and omissions noted above. The Company terminated the agreement and the share consideration was not issued.

 On September 22, 2000, Management with Board approval determined that the material inconsistencies and omissions could not be resolved and approved a formal plan to commence the termination of the acquisition. The termination has been recorded as a disposition of a subsidiary as at September 22, 2000 and resulted in a write-off of the net book value of net assets amounting to $89,672. In October 2000, the Company sent a notice of default under the acquisition agreement to the sellers of FMG and terminated the acquisition agreement in November 2000.

The Company also terminated its employment of the two principals of FMG in July 2000 with cause. In September 2000, the principals of FMG notified the Company in writing alleging breach of its employment agreements, threatening legal action and alleging potential damages in excess of $5,000,000. Following the Company's notice of default under the Acquisition agreement issued in October 2000, and press release issued by the Company in connection with these matters, the principals of FMG wrote the Company alleging additional claims for defamation and negligent and intentional interference with prospective economic damage. No formal actions have been filed at this time by the principals of FMG against the Company. The Company believes the claims are without merit and intends to defend such claims or actions vigourously. The outcome of these matters cannot be predicted at this time with certainty.

FMG is insolvent.  Disclosures of the principals were personal covenants and were untrue.  Cherlynne Casabonne has filed for personal bankruptcy in California.  The Company is considering the utility in taking proceedings to object to the obligations she has to the Company being relieved due to the misrepresentations.  While the Company has taken legal counsel in this matter, the Board has as yet made no decision whether it is appropriate to take such proceedings.

Management believes that these events will not result in any additional liability to the Company.

3.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles.  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 19.  The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SoftCare EC Solutions Inc. (a Canadian company), (formerly SoftCare Electronic Commerce Inc.) ("Solutions"), and Solution's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). All significant intercompany balances and transactions have been eliminated on consolidation.

Translation of foreign currencies

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations.  Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations incurred.  Revenue and expense items are translated at the average rate of exchange for the period.  Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Short-term investments

Short-term investments are available for sale securities and are carried at market value.  Short-term investments consist of investments in term note, with financial institutions with an original maturity of more than three months.

Leases

Leases are classified as either capital or operating leases.  Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases.  Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Capital assets

Capital assets are stated at cost less accumulated amortization. Capital assets are amortised at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

Computer and testing equipment

30%

Computer software

100%

Office equipment

20%

Office furniture

20%

Display booths

30%

Leasehold improvements

Lesser of the term of the lease

or the remaining estimated

useful life of the asset

Computer  and office equipment acquired under capital leases are amortized on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three to five years.

Software development costs

Software development costs are charged to expense as incurred unless the development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.  The Company has not deferred any software development costs to date.

Impairment of long-lived assets

The Company monitors the recoverability of long-lived asset, including capital assets and goodwill, based upon estimates using factors such as future asset utilisation, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realised on sale.  The Company's policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

Revenue recognition

A software supply arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees.  The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element.  Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately.  Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable.  Consulting services offered by the Company are not considered essential to the functionality of the software arrangement.  As a result, consulting and training services revenues are recognized as the work is performed.  Maintenance contract revenue is deferred and recognized over the respective contract periods.  Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists.  If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

Advertising expense

Advertising costs are charged to expense as incurred.  Advertising expense for the period ended November 30, 2002 amounted to approximately $NIL [2001 - $12,660].

Income taxes

The Company utilizes the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock based compensation

The Company has granted stock options, which are described in note 14.  The Company measures compensation cost based on the intrinsic value of the award at the date of grant, and recognizes that cost over the vesting period.  Any consideration paid by the option holders on the exercise of stock options is credited to common stock.

Employee Stock Bonus Plan

Equity instruments contributed to the Employee Stock Bonus Plan (the "Plan") by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are made and compensation expense is recognised.

Compensation expense is measured based on  the intrinsic value of the award at the date of grant and recognises that  cost in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released.

Income (loss) per share

Generally accepted accounting principles applicable to reverse takeovers require that the income (loss) per share figures be calculated on the following basis:

*

the number of shares outstanding from the beginning of the fiscal period to the date of the reverse takeover on June 18, 1999 are deemed to be the number of shares issued by the Company to the shareholders of Solutions.

*

the number of shares outstanding from the date of the reverse takeover to the end of the fiscal period is deemed to be the actual number of shares of the Company outstanding in the period.

The Company issued 11,000,000 Special Warrants, each of which was convertible into one common share.  However, no common shares were issued to effect this reverse takeover.  Accordingly, the deemed number of common shares of the Company outstanding prior to June 18, 1999 is nil.

	Three Months Ended November 30,
	2002	2001
Numerator
Loss for the period	$ (178,079)	$ (680,746)
Denominator
Weighted average number of common shares outstanding	22,266,840	17,015,984
Less: Employee Stock Bonus Plan Shares	774,200	774,200
Basic loss per common share	(0.01)	(0.04)

Loss per common share for the period ended November 30, 2002, 2001 and 2000 is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, excluding shares held by the SoftCare Employee Stock Bonus Plan Trust ("SESB Trust"). Diluted income (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. For the periods ended November 30, 2002 and 2001 none of the outstanding options and warrants have been included in the calculation of diluted loss per common share because their effect was antidilutive.

Financial instruments

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity.  The fair value of short-term investments has been determined based on quoted market prices.   The carrying value of capital lease obligations approximates fair value as the effective interest rate on these instruments approximate current market rates.  The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements.  Actual results could differ from these estimates.

 4.  CREDIT AND EXCHANGE RATE RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents which are held with one financial institution, short-term investments which are held with one financial institution, and accounts receivable.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.  The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets.  Many of its customers are outside of Canada and therefore a significant percentage of its revenues may be derived from, and may be paid in, U.S. dollars [note 18].  The Company has not entered into contracts for foreign exchange hedges.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realised, have been within the range of management's expectations.

As at November 30, 2002 five [ 2001 - five] customers represented 74% (2001 - 57%) of the accounts receivable balance.

For the period ended November 30, 2002 four [ 2001 - four] customers represented 100% [2001 - 100%] of sales.

5.  SHORT-TERM INVESTMENTS

As at November 30, 2002  the Company had no short-term investments.  As at November 30, 2001, the Company had money market instruments which had a market value of $1,175,272.

6.  PREPAID EXPENSES AND OTHER

The Company's prepaid expenses and other consist of the following at November 30:

2002 $

Rent deposit	48,855
Software	35,007
Lease, inventory and insurance	10,317
94,179

7.  CAPITAL ASSETS

As at November 30, 2002	Cost $	Accumulated depreciation $	Net book Value $
Computer and testing equipment	401,681	346,718	54,963
Computer software	174,713	171,059	3,654
Office equipment	42,808	23,052	19,756
Office furniture	131,510	57,901	73,609
Display booths	25,063	20,388	4,675
Leasehold improvements	-	-	-
	775,775	619,118	156,657

Capital assets include computer and office equipment under capital leases having a cost of $333,165 [2001 - $333,165]and accumulated amortization of $227,728 [2001 - $191,929].

8.  BANK INDEBTEDNESS

Subsequent to May 31, 2002 the Company terminated the operating line of credit with a Canadian chartered bank.

9.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company's accounts payable and accrued liabilities consist of the following at November 30:

	2002 $	2001 $

Accounts payable	87,574	115,107
Accrued professional fees	71,037	58,800
Accrued vacation	77,062	103,770
	235,673	277,677

10.    NOTES PAYABLE

Two $25,000 notes were issued on November 5, 2002 with interest of 10% accrued annually and notes due on demand.

11.  OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

$
2003	32,377
2004	3,846
36,223
Less: amount representing interest	(5,991)
Present value of minimum lease payments	30,232
Less: current portion	(27,397)
Long term obligations under capital leases	2,835

12.  SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

 Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

Solutions has outstanding redeemable Class A preference shares as follows:

	Subsidiary redeemable Class A preference shares #	Amount $

Balance, May 31, 2001	72,500	72,500
Redemption of shares for cash	(30,000)	(30,000)
Balance, May 31, 2002	42,500	42,500
Redemption of shares for cash	(15,000)	(15,000)
Redeemable Class A preference shares	27,500	27,500

Under an agreement between Solutions and one of its shareholders, Solutions agreed to issue 225,000 Redeemable Class A preference shares to the shareholder in exchange for 665 common shares in Solutions.  The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company's gross quarterly sales at a redemption price of $1.00 per share.  The Company has the option of accelerating the redemption of these shares at a redemption price of $1.00 per share.  In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary, Solutions.  Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of Solutions that such preference shares represented when they were created.

The holder of the subsidiary redeemable Class A preference shares is entitled to cumulative dividend calculated at the bank prime rate.  The bank prime rate at November 2002 was 4.50% [2001-4.00%].  The cumulative dividends have been recorded as interest expense in the consolidated statements of operations.

13.  SPECIAL WARRANTS

The following provides details concerning Special Warrant transactions:

[a]

The Company issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of Solutions pursuant to a reverse takeover agreement effective June 18, 1999 .  Each of the Special Warrants is exercisable for one common share of the Company without any additional consideration.  In these consolidated financial statements, the Special Warrants issued to the shareholders of Solutions, the accounting acquiror, have been presented as if they were outstanding prior to the reverse takeover on the basis such deemed Special Warrants were exchanged for common shares.

Of the 11,000,000 Special Warrants issued, 10,000,000 were issued to the existing shareholders of Solutions.  These 10,000,000 Special Warrants were exercised into common shares and are subject to a voluntary pooling agreement which restricts the holders from trading the common shares on any stock exchange until such time as they are released from the pool. At August 31, 2002, 7,494,884 [2001 - 4,577,365] shares have been released from escrow pool and the remaining 2,505,116 shares were released from the escrow pool on June 18, 2002.

The remaining 1,000,000 Special Warrants which were issued to the SESB Trust to provide employee bonus shares were exercised into 1,000,000 common shares.  Two of the Directors of the Company are also the Trustees of the SESB Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and the achievement of certain performance criteria [ note 14].

[b]

On February 22, 2001, the Company issued 138,889 Special Warrants for gross cash proceeds of $100,000 pursuant to a private placement. No costs were incurred to effect this private placement.

On June 5, 2001, 138,889 Special Warrants were exchanged for 138,889 common shares and 138,889 Share Purchase Warrants. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.72 and is exercisable, at any time, over the two years from the closing date of the financing to February 22, 2003, at which time the Share Purchase Warrant will expire.

[c]

On October 24, 2001 the Company issued 1,000,000 Special Warrants for gross cash proceeds of $120,000 pursuant to a private placement. No costs were incurred to effect this private placement.

On April 1, 2002, 1,000,000 Special Warrants were exercised for 1,000,000 common shares and 1,000,000 Share Purchase Warrants.

On April 9, 2002, 15,000 Share Purchase warrants were exercised for gross proceeds of $2,400. The balance of the Share Purchase Warrants expired at October 24, 2002.

14.  COMMON STOCK

[a] Authorised

100,000,000 [2001 - 100,000,000] Common voting shares without par value.

[b] Issued

23,243,617 [ 2001 - 17,128,617 ) Common voting shares without par value          $16,209,236 net.

[1]

On December 18, 2001 the Company issued 650,000 units for gross cash proceeds of $175,500 pursuant to a private placement. No costs were incurred to effect this private placement.

Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.35 and is exercisable, at any time, over the two years from the closing date of the financing to January 7, 2004, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until April 18, 2002.

[2]

On May 16, 2002 the Company issued 1,200,000 units to the president of the Company, for gross cash proceeds of $132,000 pursuant to a non-brokered private placement. No costs were incurred to effect this private placement.

Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.13 and is exercisable, at any time, over the two years from the closing date of the financing to May 16, 2004, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until September 16, 2002.

[3]

On July 26, 2002 the Company issued 3,250,000 units for gross cash proceeds of $325,000. Each unit consists of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.12 and is exercisable, at any time, within one year from the closing date of the financing. Each common share issued is subject to a hold period and can not be traded until November 26, 2002.

As at November 30, 2002, the Company had the following stock options outstanding:

Exercise price $	Outstanding #	Weighted Average remaining contractual life Years	Options vested and exercisable #
0.41	40,000	4.12	40,000
0.40	1,073,108	2.12	977,703
0.35	85,000	4.05	-
0.16	275,000	3.88	275,000
0.15	40,000	4.43	40,000
0.13	190,000	4.51	190,000
0.10	350,000	3.85	350,000
	2,053,108		1,872,703

A summary of the changes in stock options for the period ended is presented below:

	Number of shares #	Weighted Average exercise price $
Balance May 31, 2001	2,075,339	1.21
Repricing of 1,130,000 options		(0.68)
Granted	1,286,000	0.19
Expired or cancelled	(423,063)	0.53
Balance, May 31, 2002	2,938,276	0.38
Granted	190,000	0.15
Expired or cancelled	(1,075,168)	0.52
Balance, November 30, 2002	2,053,108	0.28

On October 19, 2000, the board of directors approved a comprehensive Stock Option Plan ("the plan"). On November 10, 2000 the plan was approved by the shareholders. Subsequently, the plan was accepted by the Canadian Venture Exchange. The plan incorporates the various limitations and restrictions required by the Canadian Venture Exchange at the time of acceptance. Most significantly the total number of shares that may be optioned under the plan is restricted to 20% of the issued and outstanding common shares of the Company. All options previously granted by the Company were incorporated into the plan.

At November 30, 2002 the Company had share purchase warrants outstanding as follows:

Number of Warrants	Exercise price	Expiration date
138,889	$0.72	February 22, 2003
650,000	$0.35	January 7, 2004
1,200,000	$0.13	May 16, 2004
1,625,000	$0.12	July 26,2003
3,250,000	$0.12	September 9, 2003
6,863,889

[c]

Employee Stock Bonus Plan

On April 15, 1999, the Company established the SESB trust in order to create a non-leveraged Employee Stock Bonus Plan which covers directors, officers, consultants and employees who have completed six months or more service with the Company. Upon the reverse takeover, the SESB trust exchanged its common shares in Solutions for 1,000,000 common shares of The Company.

Under the terms of the Plan, common shares held by the SESB trust will be allocated to participants when annual revenue targets are met or exceeded.  However, the Company's Board of Directors has the discretion to allocate shares even if the targets are not achieved if it is in the best interest of the Company.  Common shares allocated will vest irrevocably for participants in the Plan when revenue targets are achieved or the directors otherwise resolve that they are vested.

Upon the termination of an employee, shares that are not vested will be returned to the plan.  Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate.  Five years after establishment of the Plan, there shall be an exchange of allocated but unvested shares granted under the Plan and remaining in escrow for a new class of redeemable non-voting preferred shares.  Each common share will be exchanged for one new preferred share.

During the year ended May 31, 2002, no shares [2001 - 225,800 shares; 2000 - Nil] were allocated or released to employees, under the plan. All shares allocated to employees have either been released to employees or returned to the SESB trust as a result of employee resignations during the year. The balance of shares held in the plan as at  November 30, 2002 is 774,200 (2001 - 774,200) and of this balance none have been allocated for future release.

No compensation expense has been recognised in the statement of operations for the year ended  May 31, 2001 in respect of the SESB Trust [2001 - $289,018; 2000 - $Nil]. Compensation expense is recorded at fair value of the shares once shares have been committed to be released.  At  November 30, 2002, the fair value of the unallocated common shares based on quoted market sources was $15,484 (2001 - $286,454).

[d]

Shares to be Issued

As a result of various employee terminations during the year ended May 31, 2002 and the period ended November 30, 2002, the Company is obliged to issue 100,000 shares to employees as part of the severance packages agreed with the terminated employees. The shares to be issued have been valued based on the market price of the shares on the date the employee was terminated.

15.  COMMITMENTS AND CONTINGENCIES

The Company leases its premises and certain automobiles under operating leases expiring through 2009.  The approximate future minimum lease commitments under operating lease agreements for the next seven fiscal years ending May 31 are as follows:

Fiscal	$
2003	266,000
2004	137,000
2005	140,500
2006	133,000
2007	139,500
2008	140,000
2009	11,700
967,700

Rent expense for the three months ended November 30, 2002  is $Nil ( 2001 - $67,000 ) and for the   six months ended  November 30, 2002  amounted to approximately $24,400 [ 2001 - $141,000].

On July 1, 2002 the Company relocated its leasehold property and additional lease commitments were incurred totaling $724,700. The Company entered into a six year lease that expires on June 30, 2008. The lease provides for a rent-free period that expires January 31, 2003.

The Company is involved from time to time in routine litigation incidental to the conduct of its business. The Company is involved in two litigations where the claimants are claiming amounts of less than $25,000 each. Management intends to vigourously defend these claims. The outcome of these matters cannot be predicted at this time with certainty. Accordingly, no amounts with respect to these claims had been recorded during the period ended November 30, 2002.

During the year end May 31, 2002 and the period ended August 31, 2002, the Company laid off a number of employees. In respect to these employees terminations, the Company has an obligation to issue an aggregate of 100,000 common shares in settlement of termination agreements[note 14 (d)].

One of the Company's subsidiaries entered into a lease with the Landlord for the rental of premises through March 2003. In June 2002, the subsidiary vacated the premises. The Landlord has made a demand of approximately $200,000 on the subsidiary for the payment of rentals through March 2003. The Company does not anticipate paying this amount and it intends to vigourously defend the demand made by the Landlord. The outcome of this matter cannot be predicted at this time with certainty. Accordingly, no amounts with respect to this claim had been recorded during the period ended November 30, 2002.

16.  INCOME TAXES

At May  31, 2002, for Canadian tax purposes, the Company has approximately $1,029,000 of undeducted expenditures for tax purposes expiring through May 2005 relating primarily to share issue costs and approximately $9,764,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

Non-capital losses $

2003	328,000
2005	829,000
2006	412,000
2007	1,648,000
2008	3,363,000
2009	3,184,000
9,764,000

At May 31, 2002, the Company also has non-capital loss carryforwards of approximately $2,155,000 which can be applied to reduce income earned in the United States which expire as follows:

$
2019	777,000
2020	1,211,000
2021	167,000
2,155,000

The ability of the Company to use the losses which expire prior to 2021 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company's future tax values as of May 31 are as follows:

	2002 $	2001 $

Non-capital loss carryforwards	4,246,000	3,670,000
Share issue costs	375,000	775,000
Unused capital cost in excess of net book value	337,000	350,000
Other	32,000	40,000
Total future assets	4,990,000	4,835,000
Valuation allowance	(4,990,000)	(4,835,000)
Net future assets	-	-

A reconciliation of the Company's effective income tax rate to the federal statutory rate follows:

	2002 $	2001 $
Tax at statutory rate	(1,407,000)	(2,484,000)
Foreign tax rate differentials	13,000	109,000
Expenses not deductible for tax	5,000	506,000
Temporay difference for which no new tax benefit
has been reconized	1,536,000	2,092,000
Amortization of share issue costs for tax and accounting	(147,000)	(153,000)
Other		(70,000)
	-	-

17.  RELATED PARTY TRANSACTIONS

Directors and officers of the Company provide legal, accounting and advisory services to the Company.  During the three months ended  November 30, 2002, the Company paid $12,887 [2001 - $145,853] for these services which were charged to general and administrative expenses.  At  November 30, 2002, $9,226 [ 2001 - $58,800]  is included in accounts payable and accrued liabilities.  All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

18.  SEGMENTED INFORMATION

The Company operates in one business segment and substantially all of the Company's operations;, assets and employees are located in Canada.  The following represents sales based on the location of the customer.

	Three months ended November 30, 2002%	Three months ended November 30, 2001%

Canada	66	79
U.S.	34	21

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP") except as follows.

Consolidated statement of operations

	Three months ended November 30, 2002 $	Three months ended November 30, 2001 $
Net income (loss) in accordance with Canadian GAAP	(178,079)	(680,746)
Effects of accounting for compensation expense	-	-
Net income (loss) in accordance with U.S. GAAP	(178,079)	(680,746)
Income (loss) per share[i]	(0.01)	(0.04)
Weighted average number of common shares outstanding under U.S. GAAP	22,266,840	17,015,984
Proforma income (loss) per share[ii]	(0.01)	(0.04)
Proforma weighted average number of common shares outstanding under U.S. GAAP	29,804,005	19,091,324

The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheet items at November 30, 2002 are as follows:

Consolidated balance sheets

	2002 $	2001 $

Additional paid in capital	713,230	642,030
Deficit	(16,046,199)	(12,450,247)

Canadian GAAP require debt-like preferred shares and their dividends to be treated as long term debt and interest expense respectively. Under Securities and Exchange Commission (SEC) rules, these shares are to be recorded as mezzanine debt and the dividend as a charge to retained earnings.

[i]

Recent pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. The Company will adopt FAS 142 as of June 1, 2002 and does not expect that the adoption of the Statements to have a significant impact on the Company's financial position and results of operations

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt FAS 144 as of June 1, 2002 and does not believe it will have a material impact on the Company's financial position and results of operations.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

              Schedule A

    X       Schedule B & C

( place X in appropriate category )

ISSUER DETAILS

NAME OF ISSUER	SOFTCARE EC. INC.
ISSUER'S ADDRESS:	210 - 889 HARBOURSIDE DRIVE
NORTH VANCOUVER, B.C., V7P 3S1
ISSUER FAX NUMBER	604-983-8056
ISSUERS TELEPHONE NUMBER	604-983-5083
CONTACT PERSON	JOHN VERSFELT
CONTACT'S POSITION	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER	604-983-8083
CONTACT EMAIL ADDRESS:	N/A
WEB SITE ADDRESS:	www.softcare.com
FOR QUARTER ENDED:	November 30, 2002
DATE OF REPORT"	January 29, 2003

CERTIFIED

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“ MARTYN ARMSTRONG “

January 29, 2003

Director

Date Signed

“ JOHN VERSFELT “

January 29, 2003

Chief Financial Officer

Date Signed

Form 51 - 901F

SCHEDULE B: SUPPLEMENTARY INFORMATION

Schedule B: Supplementary Information

See attached consolidated financial statements for the period ended November 30, 2002.

1.

 Selling expenses include:

Advertising and promotion	$ Nil
Entertainment	2,315
Software resale	6,182
$ 8,497

General and administrative expenses include:

Professional fees	$ 283,128
Public relations fees	12,346
Office lease	24,468
Travel and automobile	31,449
Utilities, insurance, supplies and other	63,950
$ 415,341

2.

Related party transactions

Directors and officers of the company provide legal, accounting and advisory services to the company.  During the three months ended November 30, 2002, the company paid $12,887 [2001 - $145,853] for these services, which were charged to general and administrative expenses.  At November 30, 2002, $9,226 [2001 - $58,800] is included in accounts payable and accrued liabilities.  All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

3.

Summary of securities issued and options granted during the period

a)

Summary of securities issued during the period under review:

On July 26, 2002 the company issued 3,250,000 units for gross cash proceeds of $325,000. Each unit consists of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.12 and is exercisable, at any time, within one year from the closing date of the financing. Each common share issued is subject to a hold period and can not be traded until November 26, 2002.

b)

Summary of options granted during the period under review:

On June 4, 2002, 190,000 were granted to a consultant of the company. The options have an exercise price of $0.13 and expire on June 4, 2007.

4.

Summary of securities as at the end of the reporting period

a)

Description of the authorized capital and summary of shares issued and outstanding:

100,000,000 ( 2001 – 100,000,000 ) Common voting shares without par value.

b)

Number and recorded value for shares issued and outstanding:

	Common stock
	Shares #	Amount $
Balance, May 31, 1999	-	-
Adjustments to effect June 18, 1999 reverse takeover accounting Value attributed to the share capital of EC.com	1,391,428	960,316
Shares issued pursuant to exercise of stock options	33,334	54,200
Shares issued on exercise of Special Warrants	13,051,666	7,321,604
Shares issued on exercise of Agents' Warrants	82,700	124,050
Shares issued on exercise of Share Purchase Warrants	797,000	1,992,500
Balance, May 31, 2000	15,356,128	10,452,670
Shares issued on exercise of Special Warrants	1,495,000	5,087,468
Shares issued on exercise of Agents' Warrants	138,600	170,400
Balance, May 31, 2001	16,989,728	15,710,538
Share Issued on exercise of special Warrants[	138,889	100,000
Shares issued on exercise of Special Warrants	1,000,000	120,000
Units issued in private placement	650,000	175,500
Shares issued on exercise of Share Purchase Warrants	15,000	2,400
Units issued in private placement	1,200,000	132,000
Balance, May 31, 2002	19,993,617	16,240,438
Units issued in private placement	3,250,000	325,000
Balance, August 31, 2002	23,243,617	16,565,438
Balance, November 30, 2002	23,243,617	16,565,438

c)

Description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date:

Options

Exercise price $	Outstanding #	Weighted Average remaining contractual life Years	Options vested and exercisable #
0.41	40,000	4.12	40,000
0.40	1,073,108	2.12	977,703
0.35	85,000	4.05	-
0.16	275,000	3.88	275,000
0.15	40,000	4.43	40,000
0.13	190,000	4.51	190,000
0.10	350,000	3.85	350,000
	2,053,108		1,872,703

Number of Warrants	Exercise price	Expiration date
138,889	$0.72	February 22, 2003
650,000	$0.35	January 7, 2004
1,200,000	$0.13	May 16, 2004
1,625,000	$0.12	July 26,2003
3,250,000	$0.12	September 9, 2003
6,863,889

d)

Number of shares in escrow or subject to a pooling agreement:

Securities subject to pooling agreements with respect to the SESB trust and the employee profit sharing plan are 774,200 common shares which are restricted until certain revenue targets are met or exceeded. ( See note 14 (c)of the financial statements.)

5.

Directors and officers as at January 29, 2002

Martyn Armstrong

President & Director

John Versfelt

Chief Financial Officer & Corporate Secretary

Randall Pierson

Director

Roy Trivett

Director

Schedule C: Management Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to the financial condition, changes in financial condition and results of operations of Softcare EC Inc. (formerly Softcare EC.Com Inc.) and its subsidiaries SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.), SCEC Holdings, SCC Holdings and  Softcare Electronic Commerce (U.S.A.) Inc. for the three months ended November 30, 2002 and 2001. Softcare EC.Com, Inc., its wholly owned subsidiary SoftCare Electronic Commerce Inc. and it's wholly owned subsidiaries SCC Holdings, SCEC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. are collectively referred to as "Softcare". The discussion should be read in conjunction with the financial statements of Softcare and related notes included therein.

Overview

Softcare is poised to be a leading business-to-business electronic commerce platform provider. Softcare has a strong history in the provision of software, which enables business to business electronic commerce. The operating company, Softcare EC Solutions Inc. (formerly Softcare Electronic Commerce Inc.) was founded in 1990 and developed software to facilitate business to business electronic exchange of documents. Softcare's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's management recognized the potential for the expansion of business to business transactions through the use of the internet. As a result the company embarked on the development of an internet based business-to-business electronic commerce platform in 1997. Since that time the company's new Open E|C business-to-business electronic commerce platform has been under continuous development, this involves conducting research and developing the initial and subsequent versions of the Open E|C platform. In June of 1999, the first version of Open E|C was installed and Softcare began selling the Open E|C platform and related services. Softcare currently markets both Open E|C and Tradelink primarily in the United States and Canada through the company’s direct sales force and to a lesser extent through indirect sales channels. The Open E|C platform along with management's approach of creating strong value propositions for it's target market has recently been well received in the market enabling the company to compete successfully against it's major U.S. competitors.

Softcare's primary focus remains the business to business electronic exchange of documents. In this respect Tradelink remains as an important component of the company's sales and has been enhanced through a relationship with IPNet of California. Softcare continues to enhance Tradelink in order to drive its acceptance in the EDI market place. The Open|EC Product also continues to be a focus of the company. Softcare has developed and continues to develop certain applications to support its Open|EC Platform.  While Softcare may develop these applications, there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

Financial Position

As at November 30, 2002 and 2001 and as at May 31, 2002:

As of November 30, 2002, Softcare had $47,481 in cash and cash equivalents compared with $299,738 as of May 31, 2,002.  Softcare's working capital at November 30, 2002 was ($167,864) compared with working capital of $107,204 as at May 31, 2002. Short-term investments at November 30, 2002 were NIL, and $535,075 at May 31, 2,002.  Capital assets, which represents net book value of computer and testing equipment, computer software, office equipment, office furniture, display booths and leasehold improvements were $156,657 at November 30, 2002 compared with $172,255 as at May 31, 2,002. As the company’s expenses and development costs continue to exceed revenues the company’s net current assets discussed above decreased by 63% or $477,302 in the period.

Results of Operations

Softcare generated revenue through software sales, consulting services, training services and maintenance fees.  Product sales were derived through two alternative fee structures: licensing fees and software royalties.   Service and maintenance contracts are generally entered into at the time a product sale is completed.

Three months Ended November 30, 2002 and 2001

Revenue for the three months ended November 30, 2002 was $136,225, compared with $287,496 for the three months ended November 30, 2001.  The decrease in revenue is primarily due to a decrease in fees from one of the Company’s major customers who is currently restructuring their business operation.

Softcare has found that the North American market for business-to-business electronic commerce platforms and services is changing rapidly but that significant real opportunities, which may produce significant revenues, are still at an early stage of development. Softcare's ultimate success depends upon substantial organizations buying and implementing it’s software products and related services. The implementation of these software products by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. Softcare's ability to attract customers requires a significant amount of consultation and collaboration with the potential customers during the sales process. These factors lead to long closing cycles but generally result in stable long-term relationships, which produce recurring revenue streams for the company.

Salaries and wages for the three months ended November 30, 2002 were $165,261 compared with $441,085 for the three months ended November 30, 2001. The decrease represents the continuing effects of a cost cutting program by management in 2002.

There was no stock based compensation in the three months ended November 30, 2002. For the three months ended November 30, 2001 stock based compensation in the amount of $12,250 relates to the estimated fair value of options granted to directors, employees and consultants of Softcare as consideration for services rendered during those three months.

Selling expenses for the three months ended November 30, 2002 were $6,675 compared with $23,465 for the three months ended November 30,2001, demonstrating an overall reduction in Softcare's selling and marketing costs. The decrease reflects Softcare's reduced sales efforts for its older Tradelink EDI product set, as it focused on completing the development of its initial Open E|C product set.

General and administrative expenses for the three months ended November 30, 2002 were $130,914 compared with $482,534 for the three months ended November 30, 2001. The decrease in comparison to the same quarter in 2001 was primarily due to the decreased cost of travel, sales consulting services and premises costs resulting from the contraction of operations.

Depreciation and amortization expenses for the three months ended November 30, 2002 were $11,905 compared with $27,958 for the three months ended November 30, 2001.  The decrease of this expense reflects a slow down in Softcare's program of continuous upgrading of its computer hardware, software, related equipment and leasehold improvements, which is consistent with the cost cutting program carried out by management in 2002.

Liquidity and Capital Resources

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

To date the company has incurred significant losses both for the current year to date and the previous fiscal years. In addition, the company has accumulated a significant deficit. These losses and the deficit have been funded primarily by the issuance of equity.

Softcare’s continuation as a going concern is uncertain and is dependant upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity. It’s ability to achieve profitability and positive cash flows from operations will depend on numerous factors. These factors include its ability to attract strategic, corporate partners for the development, marketing, distribution and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over the product names and trademarks. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business. To date Softcare has been able to achieve certain milestones in its efforts to combat these dependant factors including the registration of its trademark Open|EC,  continued innovation from research and development and building contacts and alliances with potential strategic corporate partners.

As of November 30, 2002, Softcare had $47,481 in cash and cash equivalents. This, including other current assets, brought Softcare's total working capital to ($167,864). Softcare also has the potential to raise future capital through the exercise of warrants and stock options. However, there is no assurance that the exercise of warrants will occur or that employees, directors or agents will exercise their stock options.